November 4, 2024

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
2321 NE Argyle Street, Unit D
Portland, Oregon 97211

       Re: Eastside Distilling, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 25, 2024
           File No. 001-38182
Dear Geoffrey Gwin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing